UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 04, 2013

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: Press release **DEALING IN SECURITIES BY A DIRECTOR AND THE COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

4 March 2013

DEALING IN SECURITIES BY A DIRECTOR AND THE COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that the following director and company secretary have exercised share options and purchased ordinary shares respectively, after having received clearance to do so in terms of Listings Requirement 3.66. The options were granted in terms of the AngloGold Share Incentive Scheme.

The Chief Executive Officer, Mr Mark Cutifani has exercised 35,580 share options and have applied all of the after-tax proceeds, net of costs, to acquire 53,014 ordinary shares in his own name.

AngloGold Ashanti discloses the following information on the above dealing as follows:

SHARES SOLD TO SETTLE TAX AND SELLING COSTS

Name of director	M Cutifani
Name of company	AngloGold Ashanti Limited
Date of transaction	1 March 2013
Nature of transaction	On-market sale of shares to fund tax liability in relation to the below options and costs incurred in such a sale
Class of security	Ordinary shares
Number of shares sold	35,580
Selling price per share	R217.77
Value of transaction	R7,748,156.97
Extent of interest	Direct, beneficial
Prior clearance to deal	Obtained

OPTIONS EXERCISED

Name of director	M Cutifani
Name of company	AngloGold Ashanti Limited
Date of transaction	1 March 2013
Nature of transaction	Off-market exercise of share options
Class of security	Options in respect of ordinary shares
Date options granted	Between 2010, 2011 and 2012
Date options vested	Between 2011 and 2012
Number of options exercised	53,014
Option strike price	NIL
Value of options exercised	R11,544,710.34

In terms of the Co-Investment Plan (CIP), executives are allowed to take up to 50% of their after tax cash bonus to participate in a further matching scheme by purchasing shares in AngloGold Ashanti, and the company will match their initial investment into the scheme at 150%, with vesting over a two-year period in two equal tranches.

PURCHASE OF SHARES

Name of officer	ME Sanz Perez
Name of company	AngloGold Ashanti Limited
Date of transaction	1 March 2013
Nature of transaction	On-market purchase of shares
Class of security	Ordinary shares
Number of shares purchased	1,135
Purchase price per share	R217.21
Value of transaction	R246,533.35
Extent of interest	Direct, beneficial
Prior clearance to deal	obtained

JSE Sponsor: UBS Limited

ENDS

Contacts

Media

	Tel:	E-mail:
Alan Fine	+27-11 637- 6383 / +27 (0) 83 250 0757	afine@anglogoldashanti.com
Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
General inquiries	+27 11 637 6031	media@anglogoldashanti.com

Investors

Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)	+44 779 497 7881 / +44 1225 93 8483	mbedford@anglogoldashanti.com
General inquiries	+27 11 637 6059	investors@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 4, 2013

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary